BLACK SANDS

composition media

BLACK SANDS

The Anime

Animated Series
Composition Media x Black Sands Entertainment

Black Sands:
A Cultural
Phenomenon





Social Media Impact
Active community involvement

The Power of the **Tribe.**

Harnessing the Digital Era

In the age of social media, 'Black Sands' maintains an active presence with hundreds of thousands of followers.

Sales Achievements
A graphic novel powerhouse

Proven Sales, Promising Future.

From Humble Beginnings to Outstanding Milestones

'Black Sands' has grown from an idea to a phenomenon, generating *$3 million in lifetime sales and Selling over 200,000 units showcases*.





Outstanding Reviews
Becoming the voice of the community

Community-Driven, Critically Acclaimed.

A Resounding Endorsement

Acclaim: Widely recommended with thousands of 5-star reviews online, this support demonstrates extreme dedication and the authentic bond of the story with followers

Parent and Educator Approved

A resounding seal of approval

On a Foundation of Trust

Beyond Entertainment

'Black Sands' transcends being just a captivating story, serving as an educational resource, a moral guide, and a glimpse into a diverse cultural heritage. Parent Approved: Recognized and vouched for by parents and educators. This recognition signifies the trust placed in 'Black Sands' as a positive influence on young minds.




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Home › News › Business News › Black Sands Entertainment gets $500K on Shark Tank
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ck Sands Entertainment gets $500K
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CHILDREN
LOCAL ENTERTAINMENT
Birmingham publishing company creates stories that children of color don't often see
By Birmingham Times - June 14, 2018
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BLACK SANDS ENTERTAINMENT
Manuel Godoy is the creator of Black Sands Entertainment and Black Sands comic book. His wife, Geiszel is the author of the children's book "Mori's Family Adventures" published by Black Sands Entertainment. (Provided Photo)
By Ariel Worthy
ABC

Media Recognition

Featured across the media landscape

In the Spotlight, Beyond the Hype.

Universally Celebrated

'Black Sands' is a media darling. Esteemed platforms like Publishers Weekly, CBR, and Atlanta Blackstar have thrown the spotlight on us, signaling the series' critical acclaim and industry-wide recognition.

*Not Just Another Series, **Black Sands is a cultural phenomenon.***

Coverage: Featured in renowned publications: Publishers Weekly, CBR, Atlanta Blackstar, etc.

The Heart and Soul of Black Sands.

A team of visionaries, passionate about reshaping the narrative landscape.



Manuel Godoy

Leading the charge, the distinguished CEO of Black Sands Entertainment. His electrifying performance on Shark Tank not only showcased the brand's potential but sent it soaring into uncharted territories of success. Manuel's drive stems from a profound desire: to convey authentic tales untouched by external agendas, stories that resonate with real experiences and true histories.



Geiszel Godoy

Alongside him is the incredibly talented Geiszel Godoy, who masterfully handles the intricate web of logistics and media outreach. Her dedication to the brand is palpable in every decision, ensuring that the company's operations run seamlessly. Geiszel is a storyteller in her own right. As the esteemed author of the beloved series 'Mori's Family Adventures' and 'Ineola', she brings depth, nuance, and a rich understanding of narratives that captivate audiences.

Together, this powerhouse duo anchors Black Sands Entertainment, driving it towards a future filled with promise, authenticity, and unparalleled storytelling.







COMPOSITION MEDIA

BREAKING BOUNDARIES

Composition Media is an animation studio founded by Emmy and Academy Award-winning producer Carl Reed. Our innovative approach to production enables us to create animated content at unparalleled speeds, and quality. Our unwavering dedication to diverse and underserved audiences allows us to tap into a captive market while continuously generating fresh, engaging content, thereby shaping truly iconic intellectual properties.





Together, we can change media.

Composition Media is an ensemble of industry's finest creators, producers, and innovators on a journey to push the boundaries of animation to entertain, enlighten, and empower audiences everywhere.



Carl Reed

A celebrated Academy Award-winning producer, Carl helms Composition Media as its dynamic CEO. Beyond his production achievements, he is a vanguard in championing diversity within entertainment, consistently pushing for richer and more inclusive content.



Rich Morris

Rich Morris has left an indelible mark on brands like BET, Nickelodeon, and Paramount (Viacom), as a leader in Global Licensing and Commerce turning intellectual properties into revenue powerhouses.



Kianna Reed

Kianna Reed, the Chief Operating Officer at Composition Media, brings her experience from the tech sector to revolutionize animation. Kianna's expertise in driving business outcomes has driven groundbreaking results for Fortune 500 clients like Mastercard, Epic Games, and Google, to name a few.



Akhil Verma

Akhil Verma, Director of Production at Composition Media, is a distinguished professional with over 24 years of CG/VFX experience, renowned for his strategic planning, resource management, and leadership in delivering high-profile projects on time and within budget.

Theatrical Anime
90 Minutes

Black Sands: The Anime.

A ***culturally immersive series*** following a young boy's quest to rule ancient Kemet amidst war, politics, and enigmatic gods.

Based on a popular independent book series that has resonated with the black community, the story centers on Ausar's ambition as he navigates through a war-torn ancient world.



A *CAST* as epic as Ausar's Journey.

We've meticulously handpicked a tentative ensemble of voice and music talent that truly resonates with the essence of our story. Complementing our narrative, the voices and soundscapes will transport audiences into the heart of ancient Kemet, weaving a sonic tapestry as rich and intricate as the story itself.



Keith David

Known for his distinctive, deep voice and memorable roles, Keith David has captivated audiences with culturally-significant performances such as 'Friday' or 'Princess and the Frog'. His vast experience and versatile acting have cemented him as one of the industry's cherished icons.



Eddie Griffin

Eddie Griffin is an American comedian and actor known for his sharp wit and energetic stand-up performances. He has starred in numerous comedy films and TV shows, including the classic film "Undercover Brother".



Michael Venom Page

Michael "Venom" Page, often called MVP, is a British mixed martial artist and former kickboxer currently competing in Bellator MMA. He is renowned for his unorthodox fighting style, flashy knockouts, and showmanship in the cage.



Debra Wilson

Debra Wilson is an actress and comedian who gained widespread recognition on the sketch comedy series "MADtv" from 1995 to 2003. She is a prolific voice actress, lending her talents to numerous titles such as "The Boondocks," "Avatar: The Last Airbender," "Star Wars: The Bad Batch," and the "God of War" video game franchise.

Black Sands
Project Timeline





Ready to deliver for a proposed June 2025 target date.



Spring 2024	Summer 2024	Fall 2024	Winter 2025	Spring 2025	Summer 2025

Preproduction

Voice Recording

Production

Visual Effects

Post Production

Completion

**Proposed timeline. External factors could affect release date.

The Opportunity

Investing in 'Black Sands' provides a unique opportunity to partner with a culturally impactful and successful brand, offering more than a typical entertainment investment.

➢ *High ROI Potential*: With the overwhelming popularity of the graphic novel series, there's a *significant return on investment*.

➢ *Be Part of a Cultural Movement*: Help to elevate stories that resonate deeply with communities.

➢ *Teamwork Makes the Dream Work*: It's not just about the story, but the people behind it. With the team's successful track record, *'Black Sands: The Animated Series' is poised to become a renown global IP franchise.*





Mitigating Investment Risk: A Strategic Approach

Tax Credits & Grants: Financial structure relies on tax incentives and industry grants that **cover 20% of production costs,** offering budget support and highlighting its cultural and societal significance.

Strong Partnership Backbone: Leveraging strategic alliances and partnerships, we've managed to further streamline our expenses, ensuring we **get the most value out of every dollar spent.**

Investment Blueprint: With **50% of the budget already secured** through our contributions, tax benefits, and external supports, we're inviting investors to be a part by fulfilling the remaining 50% - a calculated risk with compelling potential returns.

BLACK SANDS composition media

Business Model

Our approach to monetizing Black Sands

The Animated Series is multifaceted

This is the foundation of a global franchise that will surely revolutionize the entertainment landscape.


RAKISH, YOU HAVE SHOWN KINDNESS TO MY SON WITHOUT KNOWING WHO HE WAS.
TAKE THIS EMBLEM TO MEMPHIS AND TELL THE GUARDS, NUIT SENT YOU.
IF YOU PROVE YOURSELF WORTHY, YOU SHALL HAVE A MUCH MORE ELEVATED LIFE THAN YOU CURRENTLY DO.
I DO NOT REWARD PEOPLE FOR THEIR DEEDS BUT I DO GIVE THEM OPPORTUNITIES.

- **Theatrical Revenue:** Revenue will be generated through ticket sales from a theatrical film release. This will support 2nd-window sales.
- **Broadcasting Rights:** Revenue generated from selling the broadcasting rights to networks and streaming platforms globally.
- **Sponsorships and Partnerships:** Brand integrations and collaborations with relevant brands will not only help with funding production but also open cross-promotion opportunities.
- **Home Media and Digital Sales:** Profits also come from DVD sales and digital downloads, capitalizing on the demand for home viewing.

We are confident that Black Sands will not only be a profitable venture but also a significant contributor to the evolution of the animation industry.

The path to ROI

Recoupment Waterfall



The recoupment plan for the Black Sands anime is designed to ensure the project's sustainability and profitability. Our plan is as follows:

Producer and Investor Funding: We are funding development and a significant part of production, leveraging the Black Sands Tribe to fully finance the film without any debt or loans, ultimately aiming to enhance returns for investors.

Pre-Sales of Broadcasting Rights: Plan to boost revenue by pre-selling broadcasting rights to networks and streaming platforms, securing funds and building a dedicated audience.

Government Grants and Tax Incentives: We are exploring opportunities for grants and tax incentives available for film and animation production.

This robust finance plan will not only fund the production of Black Sands but also set it on a path *towards financial success*, with room for a healthy ROI for investors.

future projections are not guaranteed

The path to ROI

Recoupment Waterfall


Theatrical
Revenue
Home Entert.
Revenue
Television
Revenue
VOD
Revenue
Ancillary
Revenue
Gross Revenue Received by Distributors
Recoup P&A Costs
Net Revenue Received by Distributors
Distribution Fees & Expenses
Revenue Attributable to Production Company
Sales Agent Costs
Funds available for Debt Service
Debt Service
Funds Available for Investors Repayment
Repay Investors
Profit Share to 3rd Parties
Profit Share
Production Company Net Profit

BLACK SANDS composition media

DISCLAIMER

This document ("Proposal") is delivered to you in the context of a potential involvement in the role of Executive Producer for the Black Sands animated series (the "Proposed Role"), subject to the terms of this disclaimer. This Proposal is intended to assist you in evaluating the Proposed Role's potential benefits and responsibilities.

The information provided does not claim to be all-inclusive or contain all the information you may require to make a fully informed decision. It has not been independently verified.

By accepting this Proposal, you agree to keep the information contained herein confidential. Any further information provided in connection with any subsequent discussions about the Proposed Role must also be kept confidential. The duplication or distribution of this Proposal, except to those in your team who have a need to know, is prohibited without prior written consent.

This Proposal is intended as an informational tool relating solely to the Proposed Role. There is no express or implied representation or warranty made regarding (i) the achievement or reasonability of future projections, targets, estimates, prospects, or returns contained in this Proposal, or (ii) the accuracy and completeness of any information contained herein or made available in connection with any subsequent discussions. Liability arising out of such information, errors therein, or omissions therefrom is expressly disclaimed.

This Proposal should not be construed as a guarantee regarding the past or future performance of the Black Sands animated series. Any approximations, forecasts, estimates, or projections contained herein have been prepared based on information currently available and involve significant subjective judgments and analysis. No representation, warranty, or assurance is made relating to them, including as to their attainability, as future results cannot be predicted.

This Proposal: (i) does not constitute an offer or invitation to purchase or sell securities or assets, nor does it constitute a commitment or recommendation; (ii) will not form the basis of any contractual or other agreement in relation to the Proposed Role, other than an executed definitive and binding agreement; and (iii) does not contain all the information that you may wish to have in determining whether to accept the Proposed Role. Any obligations related to the Proposed Role will only arise out of an executed definitive and binding agreement.

By providing this Proposal, no obligation is assumed to provide you with any additional information or to correct any inaccuracies or omissions that may become apparent. The provision of this Proposal does not place an obligation to consider or accept any involvement, irrespective of whether such involvement is the only one or one of a number of involvements being considered.

This Proposal does not constitute and should not be interpreted as either a recommendation or advice, including investment, financial, legal, tax, or accounting advice. Any decision with respect to participation in the Proposed Role should be made solely upon appropriate due diligence.